SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: November 10, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press Release
Press Release
Early Warning Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 10, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 10, 2004

Ivanhoe Mines and Entrée Gold Finalize Earn-In Agreement

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Deputy Chairman Edward Flood announced today that the company has closed its previously announced earn-in and equity participation agreement with Entrée Gold to explore and potentially develop approximately 40,000 hectares of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) property, adjacent to Ivanhoe’s Oyu Tolgoi (Turquoise Hill) copper-gold discovery in Mongolia.

The agreement contains a number of conditions for Ivanhoe to earn a participating interest in the project, including a requirement to invest, on an unconditional basis, a minimum of US$3 million during the first year in exploration, consisting of US$500,000 on geophysics and US$2.5 million on drilling. Ivanhoe plans to begin geophysics on the optioned property shortly.

This US$3 million investment will secure for Ivanhoe a long-term option to utilize any and all rights Entrée may have for the surface of the optioned property to construct mine buildings, tailings ponds, waste dumps, power lines and roads — as may be necessary or convenient for the conduct of Ivanhoe’s operations on its adjacent properties — providing that Ivanhoe first completes condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected. Additional details of the earn-in agreement are in Ivanhoe Mines’ news release of October 18, 2004, which can be found on Ivanhoe’s website at www.ivanhoemines.com.

By spending US$35 million on exploration and/or development of the property over eight years and earning a 70% interest, Ivanhoe will be deemed to hold:

☐	an increased participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and

☐	a 70% interest in all minerals extracted from surface to a depth of 560 metres.

As part of the transaction, Ivanhoe has purchased 4.6 million Entrée units at a price of CDN$1.00. Each unit consists of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of CDN$1.10. Upon completion of the unit purchase, and assuming the full exercise of Ivanhoe’s warrants, Ivanhoe will own approximately 17% of Entrée’s issued and outstanding shares.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s right to earn a participating interest in Entrée Gold’s Shivee Tolgoi Project and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.

IVANHOE MINES LTD.
World Trade Centre
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

PRESS RELEASE

November 10, 2004

This press release is issued pursuant to Section 111 of the Securities Act (British Columbia) and Section 176 of the Securities Act (Alberta) with respect to securities of Entrée Gold Inc. (the “Issuer”) acquired by Ivanhoe.

Ivanhoe acquired 4,600,000 units of the Issuer for an aggregate acquisition cost of Cdn.$4,600,000 pursuant to a private placement undertaken in connection with an Equity Participation and Earn-in Agreement between Ivanhoe and the Issuer dated October 15, 2004. Each unit consists of one common share and one common share purchase warrant which entitles Ivanhoe to purchase an additional common share of the Issuer at a price of Cdn.$1.10, for a period of two years from November 9, 2004.

Ivanhoe acquired the securities for investment purposes. Depending on economic or market conditions or matters relating to the Issuer, Ivanhoe may choose to either acquire additional securities or dispose of securities of the Issuer.

DATED November 10, 2004.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”

Authorized Signatory

For further information and to obtain a copy of the early warning report to be filed under applicable Canadian provincial securities legislation in connection with the transactions hereunder please contact:

Name:	Ms. Beverly Bartlett
Ivanhoe Mines Ltd.
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1
Phone:	604-688-5755

AMENDED & RESTATED

REPORT MADE UNDER SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 176 OF THE SECURITIES ACT (ALBERTA)

WITH RESPECT TO COMMON SHARES OF
ENTRÉE GOLD INC.
(the “ISSUER”)

(a)	Name and address of offeror:

Ivanhoe Mines Ltd. (“Ivanhoe”) Suite 654, 999 Canada Place Vancouver, British Columbia V6C 3E1

(b)	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to an Equity Participation and Earn-in Agreement between Ivanhoe and the Issuer and dated October 15, 2004 (the “Earn-in Agreement”), Ivanhoe acquired 4,600,000 units of the Issuer. Each unit consists of one common share and one common share purchase warrant which entitles Ivanhoe to purchase an additional common share of the Issuer at a price of Cdn.$1.10, for a period of two years from November 9, 2004. Before the acquisition, Ivanhoe owned no securities of the Issuer.

(c)	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this notice.

Following the acquisition, Ivanhoe owns 4,600,000 common shares of the Issuer, representing 9.04% of the Issuer’s issued and outstanding common shares. For the purposes of applicable securities legislation, Ivanhoe is deemed to beneficially own the common shares issuable upon exercise of the common share purchase warrants. Assuming full exercise of the common share purchase warrants, Ivanhoe is deemed to beneficially own or have control or direction over an aggregate of 9,200,000 common shares, representing approximately 16.59% of the Issuer’s issued and outstanding share capital.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offeror, either alone or together with any joint actors, has ownership and control; (ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Ivanhoe owns and controls all of the common shares and common share purchase warrants of the Issuer referred to in paragraph (c).

(e)	Name of the market in which the transaction or occurrence that gave rise to this report took place.

Ivanhoe acquired the units of the Issuer pursuant to a private placement undertaken in connection with the Earn-in Agreement.

(f)	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the Issuer.

Ivanhoe acquired these securities for investment purposes. Depending on economic or market conditions or matters relating to the Issuer, Ivanhoe may choose to either acquire additional securities or dispose of securities of the Issuer.

(g)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Please refer to paragraph (a) hereof for a description of the Earn-in Agreement. Pursuant to the Earn-in Agreement, Ivanhoe will also be entitled to nominate, for appointment to the Board of Directors of the Issuer, one individual selected by Ivanhoe and acceptable to the Issuer. The Issuer will include the Ivanhoe nominee among the Issuer’s management nominees for election to the Board of Directors at each meeting of the shareholders of the Issuer at which directors are to be elected. Ivanhoe will also have the right to participate in any equity offerings undertaken by the Issuer during an up to eight-year earn-in period to the extent necessary to enable Ivanhoe to maintain its existing ownership level.

(h)	The names of any joint actors in connection with the disclosure required by this Report.

Not applicable.

(i)	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Cash in the aggregate amount of Cdn$4,600,000, representing Cdn$1.00 per unit.

(j)	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities.

Not applicable.

DATED the 10th day of November, 2004.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”

Authorized Signatory